082-34628

Av. Brig. Faria Lima, 3600 4º andar
04538-132 São Paulo SP
Tel 011- 30469949
Fax 011- 30465849
e-mail: mcpacheco@klabin.com.br

07025640

Klabin S.A.

SUPPL

KLABIN S.A.
Public Company–CNPJ/MF no. 89.637.490/0001-45
NIRE 35300188349

NOTICE TO SHAREHOLDERS

KLABIN S.A. informs its Shareholders in the Extraordinary Meeting, held on July 30 2007, 2 p.m., approved the payment of interim dividends to the shares that represent its social capital, in the form and values defined below:

1. **DIVIDENDS**
   a) For common shares, a dividend of R$ 179,97 per 1,000 (one thousand) shares;
   b) For preferred shares, a dividend of R$ 197,97 per 1,000 (one thousand) shares.

2. **BEGINNING OF PAYMENT:**
   September 5th, 2007.
   The dividends will be paid from September 5, 2007, and the "Record Date" August 23, 2007 for the Brazilian and American market for the ADR Level 1 Program. From August 24, 2007, the shares traded will be "Ex-Dividends".

3. **INSTRUCTIONS FOR THE CREDIT OF DIVIDENDS:**
   Shareholders will have its credits available on the first day of payment, credited to the banking account informed to Banco Itaú S.A.

   3.1 Shareholders with outdated registration form:
   To those shareholders whose register does not contain the number of CPF/CNPJ or indication of Bank/Agency and checking account, the dividends will be credited as of the 3rd business day counted from the date of the request, as long as the interested parties provide the regularization of their registration form, in person, at any of Banco Itau's agencies, which are solely intended to assist shareholders, stated below. In case the update of the registration form is made in any other bank agency not mentioned below, or through mail to the Shares and Debenture Unit – Avenida Engenheiro Armando de Arruda Pereira nº 707 – 9º floor - ZIP CODE 04344-902, São Paulo, SP, the payment will only be effected after due registrations in the electronic files of the Bank referred.

4. **INCOME TAX**
   There is no Income Tax.

5. **LOCAL OF ATTENDANCE**
   At the Agencies of Banco Itaú S.A. listed below and at the other authorized agencies that render services to shareholders, during banking hours:
   - São Paulo (SP) - Rua Boa Vista nº 176 – 1º Subsolo
   - Rio de Janeiro (RJ) - Rua Sete de Setembro nº 99 - Subsolo
   - Belo Horizonte (MG) - Av. João Pinheiro nº 195 - Mezanino
   - Porto Alegre (RS) - Rua Sete de Setembro nº 746 – Mezanino
   - Curitiba (PR) - Rua João Negrão nº 65
   - Salvador (BA) - Av. Estados Unidos nº 50 – 2nd floor
   - Brasília (DF) - SCS Quadra 3, Ed. D' Angela - Térreo

São Paulo, July 30, 2007.
Ronald Seckelmann
Director of Investor Relations

8/8

END